NEVSUN RESOURCES LTD.

Condensed Consolidated Interim Financial Statements Three and nine months ended September 30, 2016 and 2015 (Expressed in thousands of United States dollars)

Unaudited – Prepared by Management

NEVSUN RESOURCES LTD. Condensed Consolidated Interim Balance Sheets Unaudited (Expressed in thousands of United States dollars)

	Note	September 30, 2016	December 31, 2015

Assets

Current assets
Cash and cash equivalents	5, 12	$217,586	$434,340
Accounts receivable and prepaids		26,643	15,209
Inventories	6	57,855	77,495
Due from non-controlling interest	4	10,000	5,355
		312,084	532,399

Non-current assets
Due from non-controlling interest	4	-	38,825
Account receivable		524	725
Inventories	6	45,757	20,042
Mineral properties, plant and equipment	7	977,455	412,129
		1,023,736	471,721
Total assets		$1,335,820	$1,004,120

Liabilities and equity

Current liabilities
Accounts payable and accrued liabilities		$66,569	$56,881
Dividends payable	8	12,019	7,991
Income taxes payable		19,892	5,385
Provision for Lower Zone commitment	2	6,732	-
		105,212	70,257

Non-current liabilities
Deferred income taxes		61,550	65,431
Provision for mine closure and reclamation		40,190	38,732
Provision for Lower Zone commitment	2	787	-
		102,527	104,163
Total liabilities		207,739	174,420

Equity
Share capital	8	698,146	407,945
Share-based payments reserve		12,728	15,796
Retained earnings		236,604	245,580
Equity attributable to Nevsun shareholders		947,478	669,321

Non-controlling interest	13	180,603	160,379
Total equity		1,128,081	829,700
Total liabilities and equity		$1,335,820	$1,004,120

Contingencies (note 11)
Subsequent events (notes 4 and 8)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD. Condensed Consolidated Interim Statements of Comprehensive Income Unaudited (Expressed in thousands of United States dollars, except per share amounts)

		Three months ended September 30,		Nine months ended September 30,
	Note	2016	2015	2016	2015
Revenues	9	$22,920	$70,016	$194,518	$291,428
Cost of sales
Operating expenses		(2,395)	(50,119)	(72,425)	(156,407)
Royalties		(2,271)	(4,075)	(9,514)	(13,802)
Depreciation and depletion		(712)	(10,129)	(27,196)	(34,328)
Operating income		17,542	5,693	85,383	86,891

Administrative expenses		(4,703)	(1,165)	(13,313)	(10,088)
Finance income		269	879	3,050	2,237
Finance costs		(444)	(384)	(1,458)	(1,152)
Share of loss from associate	2	-	-	(1,862)	-
Income before taxes		12,664	5,023	71,800	77,888

Income taxes		(6,677)	(2,181)	(32,253)	(32,847)
Net income and comprehensive income		$5,987	$2,842	$39,547	$45,041

Net income and comprehensive income attributable to:
Nevsun shareholders		$1,663	$1,448	$18,776	$23,473
Non-controlling interest	13	4,324	1,394	20,771	21,568
		$5,987	$2,842	$39,547	$45,041

Earnings per share attributable to Nevsun shareholders:	8
Basic		$0.01	$0.01	$0.08	$0.12
Diluted		$0.01	$0.01	$0.08	$0.12

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD. Condensed Consolidated Interim Statements of Cash Flows Unaudited (Expressed in thousands of United States dollars)

		Three months ended September 30,		Nine months ended September 30,
	Note	2016	2015	2016	2015
Operating activities
Net income		$5,987	$2,842	$39,547	$45,041
Items not involving the use of cash
Depreciation and depletion		724	10,124	27,229	34,345
Share of loss from associate	2	-	-	1,862	-
Income taxes		6,677	2,181	32,253	32,847
Share-based compensation	8	412	(352)	1,088	509
Interest income on due from non-controlling interest		-	(552)	(898)	(1,627)
Provision for inventory obsolescence		-	5,565	-	5,565
Other		265	63	1,253	189

		14,065	19,871	102,334	116,869
Changes in non-cash operating capital
Accounts receivable and prepaids		1,662	(3,852)	(13,481)	2,299
Inventories		(1,586)	(7,381)	(4,664)	(2,102)
Accounts payable and accrued liabilities		1,173	1,853	3,415	10,054

Cash generated from operating activities		15,314	10,491	87,604	127,120
Income taxes paid		(5,000)	(111)	(21,626)	(21,790)

Net cash provided by operating activities		10,314	10,380	65,978	105,330
Investing activities
Acquisition of Reservoir Minerals Inc., net of cash received	2	(452)	-	(204,982)	-
Pre-commercial production sales receipts		21,290	-	21,290	-
Pre-commercial production costs capitalized		(35,758)	-	(42,744)	-
Expenditures on mineral properties, plant and equipment		(8,439)	(16,942)	(29,019)	(70,150)
Change in non-cash working capital related to investing activities		(1,515)	(3,315)	202	(973)

Net cash used in investing activities		(24,874)	(20,257)	(255,253)	(71,123)
Financing activities
Dividends paid to Nevsun shareholders		(7,993)	(7,992)	(23,978)	(23,964)
Distributions to non-controlling interest		-	-	(16,000)	(21,600)
Amounts repaid by non-controlling interest, including interest		-	-	12,500	2,600
Issuance of common shares, net of issue costs		-	-	158	436
Share issue costs related to dividend reinvestment program		(159)	-	(159)	-

Net cash used in financing activities		(8,152)	(7,992)	(27,479)	(42,528)
Decrease in cash and cash equivalents		(22,712)	(17,869)	(216,754)	(8,321)
Cash and cash equivalents, beginning of period		240,298	451,966	434,340	442,418
Cash and cash equivalents, end of period		$217,586	$434,097	$217,586	$434,097

Supplemental cash flow information (note 5)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD. Condensed Consolidated Interim Statements of Changes in Equity Unaudited (Expressed in thousands of United States dollars)

	Number of shares	Share capital	Share-based payments reserve	Retained earnings	Equity attributable to Nevsun shareholders	Non-controlling interest (note 13)	Total equity
December 31, 2014	199,652,802	$407,359	$16,202	$253,035	$676,596	$156,300	$832,896

Exercise of stock options	128,667	436	-	-	436	-	436
Transfer to share capital on exercise of options	-	150	(150)	-	-	-	-
Transfer on forfeiture of vested options	-	-	(1,550)	1,550	-	-	-
Share-based payments	-	-	1,096	-	1,096	-	1,096
Income for the period	-	-	-	23,473	23,473	21,568	45,041
Dividends declared	-	-	-	(23,968)	(23,968)	-	(23,968)
Distributions to non-controlling interest	-	-	-	-	-	(21,600)	(21,600)
September 30, 2015	199,781,469	$407,945	$15,598	$254,090	$677,633	$156,268	$833,901

December 31, 2015	199,781,469	$407,945	$15,796	$245,580	$669,321	$160,379	$829,700

Shares issued on acquisition of Reservoir Minerals Inc. (note 2)	99,870,330	287,033	-	-	287,033	-	287,033
BMSC mineral properties acquisition	-	-	-	-	-	15,052	15,052
Exercise of stock options	813,880	158	-	-	158	-	158
Transfer to share capital on exercise of options	-	3,169	(3,823)	-	(654)	-	(654)
Transfer on forfeiture of vested options	-	-	(255)	255	-	-	-
Share-based payments	-	-	1,010	-	1,010	-	1,010
Share issue costs related to dividend reinvestment program	-	(159)	-	-	(159)	-	(159)
Income for the period	-	-	-	18,776	18,776	20,771	39,547
Dividends declared	-	-	-	(28,007)	(28,007)	-	(28,007)
Distributions to non-controlling interest	-	-	-	-	-	(16,000)	(16,000)
Spending on Lower Zone commitment (note 2)	-	-	-	-	-	401	401
September 30, 2016	300,465,679	$698,146	$12,728	$236,604	$947,478	$180,603	$1,128,081

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and nine months ended September 30, 2016 and 2015

1.	Reporting entity and basis of presentation

(a)	Reporting entity

Nevsun Resources Ltd. (“Nevsun” or “the Company”) is a mid-tier diversified base metals company. The Company is incorporated and domiciled in Canada.

The Company’s two principal assets are its 60% owned Bisha Mine in Eritrea (owned via an Eritrean-registered corporation, Bisha Mining Share Company (“BMSC”)) and its ownership interest in the Timok project (“Timok Project”) in Serbia which was acquired during Q2 2016 in connection with the acquisition of Reservoir Minerals Inc. (“Reservoir”) which was completed on June 23, 2016. Nevsun’s 40% partner in the Bisha Mine is the State-owned Eritrean National Mining Corporation (“ENAMCO”). The Company owns a 100% interest in the Upper Zone and currently owns a 60.4% interest in the Lower Zone of the Timok Project with Freeport-McMoRan Inc. (“Freeport”) owning the remaining interest in the Lower Zone.

Commissioning of the zinc expansion plant at the Bisha Mine commenced in June 2016, and on October 1, 2016, it was determined by management that the plant had achieved commercial production for accounting purposes.

(b)	Statement of compliance

These interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all the information required for a complete set of IFRS financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual consolidated financial statements as at and for the year ended December 31, 2015.

These interim financial statements were authorized for issue by the Audit Committee of the Company’s Board of Directors on October 26, 2016.

(c)	Significant accounting policies

These interim financial statements should be read in conjunction with and follow the same accounting policies and methods of application as our most recent annual financial statements, with the following additions:

Principles of consolidation

These interim financial statements include the accounts of the Company and its subsidiaries. The functional and reporting currency of the Company and all its subsidiaries is the United States dollar.

The Company consolidates its controlling interests in Timok JVSA (BVI) Ltd. and Rakita Exploration d.o.o. Beograd (Serbia), acquired through the Reservoir Transaction (see note 2). The allocation of net assets and profit or loss between Nevsun and the non-controlling shareholder is based on each party’s economic rights to the underlying cash flows and net assets associated with the Timok Project.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and nine months ended September 30, 2016 and 2015

1.	Reporting entity and basis of presentation (continued)

(c)	Significant accounting policies (continued)

Newly acquired significant subsidiaries of Nevsun Resources Ltd. include:

Name	Country of incorporation	Principal activity	Nevsun’s effective interest

Reservoir Minerals Inc.	Canada	Holding company	100%
Global Reservoir Minerals (BVI) Inc.	British Virgin Islands	Holding company	100%
Timok JVSA (BVI) Ltd.	British Virgin Islands	Holding company	100% of Upper Zone and 60.4% of Lower Zone
Rakita Exploration d.o.o. Beograd	Serbia	Project	100% of Upper Zone and 60.4% of Lower Zone

Investments in associates

An associate is an entity over which the Company has significant influence. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control over those policies.

The Company accounts for its investments in associates using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently adjusted to recognize the Company's share of earnings and losses of the associate, after any adjustments necessary to give effect to uniform accounting policies, any other movement in the associate, and for impairment losses after the initial recognition date. The Company's share of earnings and losses of associates are recognized in net income during the period.

Dividends and repayment of capital received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment. Unrealized gains and losses between the Company and its associates are recognized only to the extent of unrelated investors’ interests in the associates. Intercompany balances between the Company and its associates are not eliminated.

At the end of each reporting period, the Company assesses its investment in associates for impairment if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition and if the event or events have an impact on the estimated future cash flows of the investment.

Non-monetary transactions

The Company records non-monetary transactions in accordance with IAS 16, Property, Plant and Equipment. The cost of an item of property, plant and equipment is measured at fair value unless the exchange lacks commercial substance, or the fair value of neither the asset received nor the asset given up is reliably measureable. If the acquired item is not measured at fair value, its cost is measured at the carrying amount of the asset given up. The Company determines whether an exchange transaction has commercial substance by considering the extent to which the Company’s future cash flows are expected to change as a result of the transaction.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and nine months ended September 30, 2016 and 2015

1.	Reporting entity and basis of presentation (continued)

(d)	Use of judgements and estimates

In preparing these interim financial statements, management has made judgements and estimates that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual amounts incurred by the Company may differ from these values.

The significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as at and for the year ended December 31, 2015 and the following additional critical judgements:

  Determination that the acquisition of Reservoir is not a business combination but rather an asset acquisition;
  Determination of the preliminary fair values of the assets and liabilities of Reservoir acquired;
  Determination that the Company had significant influence over Reservoir during the period of its 19.99% investment from April 25, 2016 to June 22, 2016;
  Determination that the fair value of the due from non-controlling interest was more reliably measurable than the fair value of the additional mineral properties acquired in the non-monetary transaction described in note 3, and the determination of the fair value of the due from non-controlling interest , also described in note 3; and
  Determination of the achievement of commercial production as it pertained to the zinc expansion at the Bisha Mine.

(e)	Changes in accounting standards

There were no previously undisclosed significant accounting pronouncements issued during the period ended September 30, 2016.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and nine months ended September 30, 2016 and 2015

2.	Acquisition of Reservoir

On April 22, 2016, the Company and Reservoir entered into an Arrangement Agreement pursuant to which the Company would acquire all of the issued and outstanding common shares of Reservoir by a way of a court-approved plan of arrangement (the “Reservoir Transaction”). The Reservoir Transaction closed on June 23, 2016.

Under the terms of the Arrangement Agreement, as amended June 16, 2016, each issued and outstanding common share and restricted share unit of Reservoir was exchanged for two (2) Nevsun common shares (the “Exchange Ratio”) plus CAD$2.00 in cash. Upon closing of the arrangement, existing Nevsun and Reservoir shareholders owned approximately 67% and 33% of Nevsun, respectively.

Concurrent with the Arrangement Agreement, Nevsun and Reservoir entered into a funding transaction totaling $135,000 comprised of a private placement for 19.99% of Reservoir’s outstanding common shares and a loan (together the “Funding Transaction”). Nevsun purchased 12,174,928 common shares of Reservoir at a price of CAD$9.40 per share, for a total price of CAD$114,444 ($90,297) and provided an unsecured loan of $44,703 to Reservoir which bears interest at 12% per annum. The Funding Transaction provided $135,000 to enable Global Reservoir (BVI) Ltd., a wholly owned subsidiary of Reservoir, to exercise its right of first offer (“ROFO”) under its joint venture with Freeport International Holdings (BVI) Inc. (“Freeport (BVI)”) regarding the Timok Project, a copper-gold development project in Serbia. On closing of the exercise of the ROFO (May 2, 2016), Global Reservoir (BVI) Inc. acquired a 100% interest in the Upper Zone and a 60.4% interest in the Lower Zone of the Timok Project. Freeport presently owns an indirect 39.6% interest in the Lower Zone through its Class B share ownership of Freeport (BVI) and its ownership interest in the Lower Zone could be increased to 54.0%.

Under the terms of the ROFO, Reservoir was required to make the following payments totaling up to $127,500, payable in stages, upon the achievement of key development milestones in addition to the $135,000 already paid to Freeport on the exercise of the ROFO:

a.	Up to a maximum of $20,000 to be spent in connection with agreed exploration and study work on the Lower Zone (“$20,000 Lower Zone commitment”);

b.	$45,000 payable to Freeport upon the earliest to occur of (i) a build decision on the Upper Zone, and (ii) access to either ore body for direct ship ore; and

c.	$50,000 payable to Freeport upon the achievement of commercial production.

Freeport is also entitled to be repaid up to $12,500 in recoupment of project expenditures from Reservoir’s share of future distributions.

Of the $127,500 of future payments as described above, $7,920 of the $20,000 Lower Zone commitment was initially treated as a liability, representing Freeport’s 39.6% interest in the $20,000 Lower Zone commitment for which the Company has a contractual obligation to fund. The Company’s share of the $20,000 Lower Zone commitment has not been accrued and will be recognized when incurred. Through September 30, 2016, the Company has spent $1,013 on Lower Zone work, $401 of which has reduced Freeport’s portion of the Lower Zone commitment liability. The Company has estimated 85% of the remaining $18,987 of Lower Zone commitment will be incurred over the next twelve months and has prorated Freeport’s portion of the remaining commitment in accordance with this estimate. The remaining $107,500 of possible future payments have not been accrued as the payments are dependent upon future events and will only be accrued for as and if the future events occur.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and nine months ended September 30, 2016 and 2015

2.	Acquisition of Reservoir (continued)

Total consideration paid was comprised of the following:

Funding Transaction – April 25, 2016
19.99% investment held in Reservoir prior to closing(1)	$90,297
Unsecured loan to Reservoir by Nevsun	44,703
Total Funding Transaction	$135,000

Arrangement Transaction – June 23, 2016
Reservoir common shares outstanding(2)	49,143,165
Reservoir restricted share units (RSUs)	792,000
Total Reservoir common shares and RSUs to be exchanged	49,935,165
Exchange ratio	2.0
Nevsun common shares issued to Reservoir shareholders and unitholders	99,870,330
Fair value of a Nevsun common share in CAD(3)	$3.69
Fair value of Nevsun common shares issued in CAD	$368,522
CAD per USD exchange rate(3)	1.2839
Fair value of Nevsun common shares issued in USD	$287,033
Fair value of outstanding Reservoir stock options redeemed in cash on closing(4)	7,724
Cash payment of CAD$2.00 per Reservoir share and RSU exchanged	77,787
Equity investment loss in Reservoir (April 25, 2016 to June 22, 2016)(1)	(1,862)
Interest accrued on unsecured loan to Reservoir by Nevsun (April 25, 2016 to June 22, 2016)	872
Nevsun transaction costs	6,000
Purchase price excluding Funding Transaction	$377,554

Total purchase price	$512,554
1.	The 12,174,928 common shares of Reservoir owned by the Company at June 23, 2016 were purchased as part of the Funding Transaction for cash consideration of CAD$114,444 ($90,297). The Company accounted for its investment in Reservoir prior to closing of the Reservoir Transaction as an equity investment as it had sufficient power to exercise significant influence. At the date of acquisition, a $1,862 loss representing the Company’s share of net loss of its 19.99% interest in Reservoir was recognized in the Company’s net earnings and included in the purchase price.
2.	The number of Reservoir common shares outstanding at June 23, 2016, but excluding the 12,174,928 common shares of Reservoir owned by the Company as a result of the Funding Transaction.
3.	The fair value per common share of Nevsun of CAD $3.69 was the closing price on the Toronto Stock Exchange (“TSX”) on June 22, 2016 and the foreign exchange rate of 1.2839 was the closing CAD to USD exchange rate published by the Bank of Canada on June 22, 2016.
4.	Under the Arrangement Agreement, each outstanding Reservoir stock option on the closing date was settled in exchange for a cash payment equal to the amount by which CAD$9.40 exceeds the exercise price of each option. As at June 23, 2016, Reservoir had 1,356,500 outstanding stock options at an average exercise price of CAD$2.09 per option.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and nine months ended September 30, 2016 and 2015

2.	Acquisition of Reservoir (continued)

The allocation of the purchase price has not been finalized as at the date these interim financial statements were issued as management is in the process of determining the fair values of identifiable assets acquired and liabilities assumed. The purchase price was provisionally allocated as follows:

Net assets acquired:
Cash and cash equivalents	$21,150
Accounts receivable and prepaids	2,185
Restricted cash equivalents	146
Mineral properties, plant and equipment	506,367
Accounts payable and accrued liabilities	(9,374)
Provision for Lower Zone commitment	(7,920)
Total fair value of net assets acquired	$512,554

The principal development project acquired is a 100% interest in the Upper Zone and a 60.4% interest in the Lower Zone of the Timok Project.

The Company has been appointed as operator of the Timok Project until the occurrence of certain events that are not expected to occur until at least 15 years from the commencement of commercial production of the Upper Zone of the Timok Project. The Company will advance the development of both the Upper Zone and the Lower Zone. The Company will fund 100% of the Upper Zone development costs and will sole fund the first $20,000 of agreed Lower Zone work. The Company and Freeport will fund additional Lower Zone work based on their respective ownership interests in the Lower Zone. After delivery of a feasibility study, Freeport will have increased ownership in the Lower Zone of 54% and the Company will have 100% ownership interest of the Upper Zone and 46% ownership interest of the Lower Zone. The Company and Freeport will be entitled to their pro rata share of the economic benefits of the Lower Zone and the Company is entitled to 100% of the economic benefits of the Upper Zone.

3.	BMSC mineral properties acquisition

On June 29, 2016, BMSC agreed to a $37,630 non-monetary acquisition transaction of additional mineral exploration license area with the Eritrean Ministry of Energy and Mines, increasing its exploration license area to 814 square kilometres, an increase from the previous 41 square kilometres, in Bisha’s Volcanogenic Massive Sulfide District. The increased exploration license area consists of two land packages, including 184 square kilometres surrounding the existing BMSC mining licenses (“Tabakin Exploration License”), and 630 square kilometres in the vicinity of the Bisha mine, which combines new and previously relinquished property and the current Mogoraib River license that hosts the Hambok, Asheli and Aderat deposits (“New Mogoraib Exploration License”).

The Tabakin Exploration License includes the area between the Bisha and Harena mining licenses. BMSC will be permitted to hold the area covered by the exploration license for ten years before any partial relinquishments. The New Mogoraib Exploration License will be subject to a relinquishment regime for exploration licenses (three years of no relinquishment, followed by two one-year renewals with a 25% annual area reduction beginning after year three).

Nevsun funded its share of these newly acquired exploration licenses by way of a $22,578 reduction in the amount receivable from ENAMCO. As part of this transaction, Nevsun will no longer charge interest on the remaining receivable. This receivable originally arose in 2011 when ENAMCO agreed to a $254,000 purchase price for the acquisition of an additional 30% interest in BMSC.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and nine months ended September 30, 2016 and 2015

4.	Due from non-controlling interest

December 31, 2015	$44,180
Interest recorded on receivable	898
Amounts repaid, including interest	(12,500)
Non-monetary exchange for mineral properties (note 3)	(22,578)
September 30, 2016	$10,000

On June 29, 2016, the Company signed an amended shareholders agreement with ENAMCO confirming that the remaining amount due from non-controlling interest of $10,000 will be paid by ENAMCO in two $5,000 installments in October 2016 (received on October 20, 2016) and April 2017, respectively.

5.	Supplemental cash information

	September 30, 2016	December 31, 2015
Cash and cash equivalents
Cash	$84,518	$135,597
Cash equivalents	133,068	298,743
	$217,586	$434,340

The Company maintains most of its cash and cash equivalents in USD currency. Cash equivalents consist of short-term deposits that are accessible with 30 days’ notice.

Supplementary information for the statements of cash flows is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Non-cash operating and investing transactions
Mineral properties acquired by way of non-monetary transaction (note 3)	$-	$-	$37,630	$-
Depreciation added to (relieved from) inventory	2,814	1,560	4,899	(1,046)

6. Inventories

	September 30, 2016	December 31, 2015
Materials and supplies	$51,295	$52,617
Work-in-progress	52,317	38,043
Finished goods – copper concentrate	-	6,877
Total inventories	$103,612	$97,537
Less: non-current portion of ore in stockpiles	(45,757)	(20,042)
Inventory recorded as a current asset	$57,855	$77,495

The non-current portion of ore in stockpiles is not expected to be further processed in the next twelve months and consists of primary ore, oxide ore, pyrite sand ore and supergene ore of $37,559, $3,594, $4,046 and $558, respectively. Depreciation of $10,148 is included in work-in-progress and finished goods inventories at September 30, 2016 (December 31, 2015 – $5,249). All inventories are located at the Bisha Mine.

7.	Mineral properties, plant and equipment

As at September 30, 2016, the Company has commitments to purchase property, plant and equipment of $670.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and nine months ended September 30, 2016 and 2015

7.	Mineral properties, plant and equipment (continued)

Nine months ended September 30, 2016	Exploration and evaluation	Construction- in-progress	Mineral properties	Plant and equipment	Total
Cost
December 31, 2015	$36,191	$64,906	$52,629	$431,863	$585,589
Acquisition of Reservoir Minerals Inc.	504,501	-	-	1,866	506,367
BMSC mineral property acquisition	37,630	-	-	-	37,630
Additions – BMSC	7,216	11,389	709	5,813	25,127
Additions – Timok	3,798	-	-	-	3,798
Additions – Other	350	-	-	-	350
Pre-commercial production costs capitalized, net	-	34,776	-	-	34,776
Disposals	-	-	-	(2,480)	(2,480)
Transfers to inventory	-	-	-	(1,317)	(1,317)
September 30, 2016	589,686	111,071	53,338	435,745	1,189,840
Accumulated depreciation
December 31, 2015	-	-	12,699	160,761	173,460
Charge for the period	-	-	3,437	37,211	40,648
Disposals	-	-	-	(1,723)	(1,723)
September 30, 2016	-	-	16,136	196,249	212,385
Net book value September 30, 2016	$589,686	$111,071	$37,202	$239,496	$977,455

Nine months ended September 30, 2015	Exploration and evaluation	Construction- in-progress	Mineral properties	Plant and equipment	Total
Cost
December 31, 2014	$29,504	$16,704	$47,938	$395,391	$489,537
Additions	5,589	37,909	3,418	23,234	70,150
Disposals	-	-	-	-	-
Transfers	-	-	-	-	-
September 30, 2015	35,093	54,613	51,356	418,625	559,687
Accumulated depreciation
December 31, 2014	-	-	9,072	119,625	128,697
Charge for the year	-	-	2,671	30,124	32,795
Disposals	-	-	-	-	-
September 30, 2015	-	-	11,743	149,749	161,492
Net book value September 30, 2015	$35,093	$54,613	$39,613	$268,876	$398,195

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and nine months ended September 30, 2016 and 2015

7.	Mineral properties, plant and equipment (continued)

For the nine months ended September 30, 2016, the Company capitalized $34,776 (nine months ended September 30, 2015 – $nil) of testing costs directly attributable to bringing the Bisha zinc phase expansion plant to the condition necessary for it to be capable of operating in the manner intended by Management. The $34,776 is comprised of $16,154 of net directly attributable costs incurred during the pre-commercial production period from June 3, 2016, to September 30, 2016, and $18,622 of stockpiled concentrate inventory which will be sold in Q4 2016. The $16,154 of net capitalized costs consist of $28,107 of directly attributable commissioning costs, $8,515 of amortization and $822 of royalties, net of $21,290 of sales receipts.

8.	Share capital and reserves

(a)	Stock options

The three months ended September 30, 2016 included $334 (Q3 2015 - $281) in share-based payment costs related to stock options, presented in administrative expenses.

The nine months ended September 30, 2016 included $1,010 (nine months ended September 30, 2015 - $1,096) in share-based payment costs related to stock options, presented in administrative expenses.

	Number of options	Weighted average exercise price (CAD)
Outstanding, December 31, 2015	12,893,833	$3.90
Granted	140,000	4.32
Exercised	(3,808,500)	3.23
Expired	(316,500)	5.66
Outstanding, September 30, 2016	8,908,833	$4.13

The weighted average share price of the Company on the dates options were exercised in the nine months ended September 30, 2016, was CAD $4.32 (Q3 2015 – CAD $4.95). The weighted average exercise price of options exercisable at the end of the period was CAD $4.43 (December 31, 2015 – CAD $3.98). In August 2016, 3,750,000 options were exercised in exchange for shares equal to the fair value of options outstanding on the date of exercise. Shares issued as part of this exchange totaled 755,389.

(b)	Earnings per share

The calculation of earnings per share is based on the following data:

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Net income attributable to Nevsun shareholders	$1,663	$1,448	$18,776	$23,473
Diluted net income attributable to Nevsun shareholders	$1,663	$1,448	$18,776	$23,473
Weighted average number of common shares outstanding for the purpose of basic earnings per share (000s)	300,170	199,782	236,066	199,721
Dilutive options and stock appreciation rights	640	1,125	683	1,607
Weighted average number of common shares outstanding for the purpose of diluted earnings per share (000s)	300,810	200,907	236,749	201,328
Earnings per share (in $)
Basic	$0.01	$0.01	$0.08	$0.12
Diluted	$0.01	$0.01	$0.08	$0.12

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and nine months ended September 30, 2016 and 2015

8.	Share capital and reserves (continued)

(c)	Dividends

During 2015 and 2016, the Company has declared a quarterly dividend of $0.04 per share. The total dividends declared for the three and nine months ended September 30, 2016 were $12,019 and $28,007, respectively (three and nine months ended September 30, 2015 – $7,991 and $23,968). During September 2016, the Company implemented a Dividend Reinvestment Plan (“DRIP”) which allows shareholders to purchase additional common shares of the Company at a 3% discount to fair market value by reinvesting their cash dividends. Approximately 13% of common shareholders elected to participate in the DRIP for the Q3 2016 dividend. Accordingly, the Company paid dividends of $10,476 in cash and $1,543 in common shares (564,044 shares) subsequent to September 30, 2016.

9.	Revenues

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Copper concentrate sales	$(181)	$62,904	$124,825	$268,099
Copper concentrate by-product sales	131	11,098	20,026	54,435
Direct shipment sales	23,280	6,660	67,573	7,755
Treatment and refining charges	(310)	(10,646)	(17,906)	(38,861)
	$22,920	$70,016	$194,518	$291,428

For the three and nine months ended September 30, 2016, copper concentrate sales include (are net of) provisional and final pricing and physical quantity credits (charges) of $(1,857) and $277, respectively, (three and nine months ended September 30, 2015 – charges of $(10,884) and $(26,166).  As at September 30, 2016, a 10% change to the underlying metals prices would result in a change in accounts receivable and payable of $3,953, based on the total quantities of metals in sales contracts for which the provisional pricing periods were not yet closed. Provisional pricing periods are typically one to four months after shipment.

Direct shipment sales consist of precious metal high-grade pyrite sands and oxide ores shipped directly to buyers.

10.	Financial instruments

The fair values of financial assets and financial liabilities approximate their carrying amounts in the condensed consolidated interim balance sheet.

Zinc and copper concentrates and direct shipment sales receivables of $9,981 (December 31, 2015 - $5,109) are carried at fair value as the receivables contain embedded derivatives due to the provisional pricing of these sales contracts. The receivables are measured using quoted forward market prices that correspond to the settlement date of the provisional pricing period for the estimated metals contained within the zinc concentrate, copper concentrate or direct shipment sales. There were no changes to the method of fair value measurement during the period.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and nine months ended September 30, 2016 and 2015

11.	Contingencies

(a)	Araya Action

A lawsuit was filed in the Supreme Court of British Columbia against the Company (the "Araya Action") on November 20, 2014, by three plaintiffs who claimed to have once worked with a local sub-contractor at the Bisha Mine. The plaintiffs have claimed that the Company is legally responsible for breaches of customary international law and British Columbia law for conduct allegedly engaged in by the local sub-contractor and the Eritrean military. The plaintiffs have also claimed the right to bring the action in a representative capacity on behalf of certain persons who they allege were forced to work at the Bisha Mine (the “Group Members”). The plaintiffs have claimed general, aggravated and punitive damages for themselves and for the Group Members. No trial date has been set.

On October 6, 2016 the BC Supreme Court released a decision on the preliminary legal challenges to the Araya Action. The judge refused to permit the Araya Action against Nevsun to proceed as a representative action, a form of common law class action. The judge dismissed the Company’s applications to stay or dismiss the Araya Action on jurisdictional and other grounds, deciding among other things that Eritrea was not a more appropriate forum to hear the case. The decision makes no findings with respect to the plaintiffs’ allegations, including whether any of them were in fact at the Bisha Mine. The judge also emphasized that the case raises novel and complex legal questions, including on international law, which have never before been considered in Canada.

The Company and its external legal counsel are studying the decision and considering an appeal. The deadline for commencing an appeal is November 5, 2016.

It is not possible at this time to estimate the outcome of the Araya Action. The Company denies the allegations and will vigorously defend itself in this matter. No amounts have been recorded for any potential liability arising from this matter, as the Company cannot reasonably predict the outcome.

(b)	Alemayo Action

A second lawsuit was filed in the Supreme Court of British Columbia against the Company (the "Alemayo Action") on October 19, 2016, by one plaintiff who also claimed to have once worked with a local sub-contractor at the Bisha Mine. The plaintiff has claimed that the Company is legally responsible for breaches of customary international law and British Columbia law for conduct allegedly engaged in by the local sub-contractor. The plaintiff has claimed general, aggravated and punitive damages for himself. The Company has 21 days following service of the Alemayo Action to file a response. The Company has not yet been served with the claim.

(c)	Contractual dispute with Canaccord

Canaccord Genuity Corp. (“Canaccord”) was an advisor to Reservoir in connection with the transaction described in note 2 to these interim consolidated financial statements.

On March 18, 2016 Canaccord and Reservoir entered into an advisory agreement to evaluate third party funding arrangements which related to the potential exercise by Reservoir of a right of first refusal (“ROFO”) under its joint venture agreement with Freeport. Canaccord was paid a fee of $1,000 for providing financial advisory services in connection with Reservoir’s exercise of the ROFO.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and nine months ended September 30, 2016 and 2015

11.	Contingencies (continued)

(c)	Contractual dispute with Canaccord (continued)

On April 6, 2016 Canaccord and Reservoir met to discuss a new mandate for Canaccord in relation to a transaction whereby a third party would acquire control of Reservoir. On April 18, 2016, Canaccord and Reservoir entered into a new advisory agreement (the “April Advisory Agreement”). This relates to advisory services provided by Canaccord in connection with the acquisition of Reservoir by the Company by way of a plan of arrangement (the “Transaction”) which was completed on June 23, 2016.

Canaccord has demanded an advisory fee of CAD$11,658 (the “Transaction Fee”) under what they have asserted are the terms of the April Advisory Agreement and has filed a Notice of Claim in the British Columbia Supreme Court. This fee would represent approximately 2.4% of the overall transaction value of approximately CAD$482,000 based on the closing price of the Company’s shares (CAD$4.70) on April 21, 2016, the last trading day prior to the date of announcement of the Transaction.

On June 16, 2016, the day prior to the Reservoir shareholder meeting for its shareholders to approve the Transaction, the Company amended its offer by agreeing to pay an additional CAD$2.00 in cash per share. Reservoir believes that the April Advisory Agreement does not contemplate that an increase in the consideration payable would affect the Transaction value for the purpose of calculating Canaccord’s fee. Reservoir also takes the position that Canaccord provided virtually no services after the announcement of the Transaction on April 24, 2016 other than providing fairness opinions for which it was paid separately under the April Advisory Agreement.

On September 12, 2016 Reservoir filed a Reply to the Notice of Claim to dispute the Transaction Fee demanded by Canaccord on the basis that, among other things, it is not determined in accordance with the terms of the April Advisory Agreement. It is also more than double the 1% fee range that Canaccord advised Reservoir for transaction value in the range of CAD$500,000 when it met with them on April 6, 2016 to discuss the new mandate which led to the April Advisory Agreement. Reservoir has paid to Canaccord the sum of CAD$6,047 (which includes a transaction fee of CAD$5,617 and a second fairness opinion fee of $100, taxes and expenses). Reservoir believes that this constitutes payment in full of all fees that Canaccord is entitled to receive under the April Advisory Agreement.

No provision has been recorded in these interim financial statements as the outcome of this claim is not determinable.

12.	Segment information

Results of operating segments are reviewed by the Company’s chief operating decision maker to make decisions about resources to be allocated to the segments and assess their performance.

The Company conducts its business in two principal operating segments: the mining operations in Africa (BMSC), and the development project in Serbia (Timok Project). For segmented reporting purposes, the Company’s reportable operating segments are comprised of Africa, Serbia, and all other business activities and operating segments that are not reportable (North America).

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and nine months ended September 30, 2016 and 2015

12.	Segment information (continued)

The principal products of the Company’s mining operations in Africa are copper and zinc concentrates, containing by-products of gold and silver. Cash and cash equivalents of $214,767 are located outside of Africa at September 30, 2016 (December 31, 2015 - $432,090). Information related to the reportable operating segments is as follows:

Total assets	September 30, 2016	December 31, 2015
Africa	$623,615	$559,291
Serbia	514,106	-
North America	198,099	444,829
Total	$1,335,820	$1,004,120

Total liabilities	September 30, 2016	December 31, 2015
Africa	$173,109	$158,344
Serbia	9,847	-
North America	24,783	16,076
Total	$207,739	$174,420

	Revenues		Cost of sales		Net income (loss) attributable to Nevsun shareholders
	Three months ended September 30,
	2016	2015	2016	2015	2016	2015
Africa	$22,920	$70,016	$5,378	$64,323	$6,489	$2,091
Serbia	-	-	-	-	(120)	-
North America	-	-	-	-	(4,706)	(643)
Total	$22,920	$70,016	$5,378	$64,323	$1,663	$1,448

	Revenues		Cost of sales		Net income (loss) attributable to Nevsun shareholders
	Nine months ended September 30,
	2016	2015	2016	2015	2016	2015
Africa	$194,518	$291,428	$109,135	$204,537	$31,160	$32,352
Serbia	-	-	-	-	(126)	-
North America	-	-	-	-	(12,258)	(8,879)
Total	$194,518	$291,428	$109,135	$204,537	$18,776	$23,473

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and nine months ended September 30, 2016 and 2015

13.	Interest in subsidiary

The following table presents the financial position of the Company’s 60% owned subsidiary, BMSC , as at September 30, 2016 and December 31, 2015. The information is presented on a 100% basis.

	September 30, 2016	December 31, 2015
Current assets	$112,857	$129,778
Non-current assets	510,758	429,513
Current liabilities	(71,369)	(55,225)
Non-current liabilities	(101,740)	(103,119)
Net assets	$450,506	$400,947
Net assets attributable to non-controlling interest	$180,202	$160,379

The following table presents the financial results of BMSC for the three and nine months ended September 30, 2016 and 2015, respectively:

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Revenues	$22,920	$70,016	$194,518	$291,428
Net income and comprehensive income	10,813	3,485	51,931	53,921
Net income and comprehensive income attributable to non-controlling interest	$4,324	$1,394	$20,771	$21,568

The following table presents the summary cash flow information of BMSC for the three and nine months ended September 30, 2016 and 2015, respectively:

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Net cash provided by operating activities	$23,055	$12,917	$78,932	$114,231
Net cash used in investing activities	(20,992)	(20,249)	(46,182)	(71,115)
Net cash used in financing activities	-	-	(40,000)	(54,000)
Increase (decrease) in cash and cash equivalents	$2,063	$(7,332)	$(7,250)	$(10,884)